SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)
(Rule 14d-100)
Tender Offer Statement
Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

T-NETIX, INC.

(Name of Subject Company)

TZ Holdings, Inc.

H.I.G. Capital Partners III, L.P.
H.I.G. Investment Group III, L.P.
H.I.G.-TNetix, Inc.
TZ Acquisition, Inc.
(Names of Filing Persons)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

872597 10 9

(CUSIP Number of Class of Securities)

Brian D. Schwartz

President
TZ Acquisition, Inc.
c/o H.I.G. Capital, LLC
1001 Brickell Bay Drive, 27th Floor
Miami, FL 33131
(305) 379-2322
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Jorge L. Freeland, Esq.

White & Case LLP
200 South Biscayne Boulevard
Suite 4900
Miami, FL 33131
(305) 371-2700

SIGNATURES
EXHIBIT INDEX

      This Amendment No. 3 to Tender Offer Statement on Schedule TO (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 3, 2004 by TZ Holdings, Inc., H.I.G. Capital Partners III, L.P., H.I.G. Investment Group III, L.P., H.I.G.-TNetix, Inc. and TZ Acquisition, Inc., as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 17, 2004 and as amended by Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the Securities Exchange Commission on February 27, 2004, relating to the offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of T-NETIX, Inc. (the “Company”) at a price of U.S. $4.60 per share of Common Stock, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated February 3, 2004 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended and supplemented from time to time, constitute the “Offer”). This Amendment No. 2 is being filed on behalf of TZ Holdings, Inc., H.I.G. Capital Partners III, L.P., H.I.G. Investment Group III, L.P., H.I.G.-TNetix, Inc. and TZ Acquisition, Inc.

      The information in the Offer to Purchase is incorporated herein by reference in response to all the items of this Amendment No. 3, except as otherwise set forth below.

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Item 8.     Certain Information Concerning HIG, Parent and the Purchaser.

      Item 8 is hereby amended to include the following information:

      The first paragraph of Item 8, on page 24 of the Offer to Purchase, is hereby amended and restated in its entirety to read as follows:

      “HIG Funds. H.I.G.-TNetix, Inc. is a company organized under the laws of the Cayman Islands (“HIG TNetix”). HIG TNetix has been formed solely for the purpose of the Offer and the Merger and does not conduct any unrelated business activities. HIG TNetix currently owns all of the outstanding stock of Parent. H.I.G. Capital Partners III, L.P. is a private investment fund organized as a limited partnership under the laws of the State of Delaware (“HIG CP III”) that makes investments identified by its affiliates. HIG CP III owns 86.7% of the outstanding capital stock of HIG TNetix. HIG CP III has $392.3 million of committed capital, of which approximately $52,620,000 was invested at the end of 2003. H.I.G. Investment Group III, L.P. (“HIG IG III”) is a private investment fund organized as a limited partnership under the laws of the Cayman Islands. HIG IG III owns 8.3% of the outstanding capital stock of HIG TNetix. HIG IG III has $37.7 million of committed capital, of which approximately $5 million was invested at the end of 2003. The remaining 5% of HIG TNetix’s capital stock is held by individual investors. The approximately $372 million of committed and uninvested capital represents commitments of partners of HIG CP III and HIG IG III to provide the committed capital upon request. Each of HIG CP III and HIG IG III have issued the applicable call notices to their respective partners who have funded their required capital commitments in an aggregate amount of $20 million. The $20 million has been deposited in bank accounts of the funds and is available on an unrestricted basis to purchase outstanding shares of Common Stock pursuant to, and subject to the terms of, the Offer and will not be used for any other purpose. While HIG CP III and HIG IG III are not contractually obligated to provide the $20 million, they are committed to do so and have taken all actions necessary to make the required funding available to HIG TNetix. No other assets of HIG CP III or HIG IG III are committed or available to purchase shares of Common Stock in the Offer or are otherwise committed to the transactions contemplated hereby in the event that the Merger is not consummated. The Purchaser does not intend to waive the Minimum Condition and, following the purchase of shares of Common Stock pursuant to the Offer, intends to consummate the Merger subject to the conditions to the Merger contained in Section 14 – “Conditions of the Offer.” HIG TNetix, HIG CP III and HIG IG III are collectively referred to herein as “HIG.” The HIG entities are all affiliates of each other.”

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SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2004

TZ HOLDINGS, INC.

By:	/s/ BRIAN SCHWARTZ

Name: Brian Schwartz
Title: President

H.I.G. CAPITAL PARTNERS III, L.P.

By: H.I.G. ADVISORS III, LLC, its
general partner

By: H.I.G. GP-II, INC., its manager

By:	/s/ ANTHONY TAMER

Name: Anthony Tamer
Title: President

H.I.G. INVESTMENT GROUP III, L.P.

By: H.I.G. ASSOCIATES III, LP, its
general partner

By: H.I.G. GP-II, INC., its manager

By:	/s/ ANTHONY TAMER

Name: Anthony Tamer
Title: President

H.I.G.-TNETIX, INC.

By:	/s/ ANTHONY TAMER

Name: Anthony Tamer
Title: President

TZ ACQUISITION, INC.

By:	/s/ BRIAN SCHWARTZ

Name: Brian Schwartz
Title: President

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EXHIBIT INDEX

Exhibit No.	Description

Exhibit (a)(1)	Offer to Purchase dated February 2, 2004.*
Exhibit (a)(2)	Letter of Transmittal.*
Exhibit (a)(3)	Notice of Guaranteed Delivery.*
Exhibit (a)(4)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
Exhibit (a)(5)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.*
Exhibit (a)(6)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.*
Exhibit (a)(7)	Press Release dated January 22, 2004 announcing the tender offer.*
Exhibit (a)(8)	Summary newspaper advertisement, dated February 3, 2004, published in The Wall Street Journal.*
Exhibit (b)(1)	Permanent Financing Commitment Letter, dated January 26, 2004, by and between Dymas Funding Company, LLC and H.I.G. Capital, LLC.*
Exhibit (b)(2)	Bridge Financing Commitment Letter, dated January 26, 2004, by and between Dymas Funding Company, LLC and H.I.G. Capital, LLC.*
Exhibit (b)(3)	Subordinated Financing Commitment Letter, dated February 2, 2004, between American Capital Strategies, Ltd. and H.I.G. Capital, LLC.*
Exhibit (d)(1)	Agreement and Plan of Merger dated as of January 22, 2004, among TZ Holdings, Inc., TZ Acquisition, Inc. and the Company.*
Exhibit (d)(2)	Tender Agreement and Irrevocable Proxy dated as of January 22, 2004, among TZ Holdings, Inc., TZ Acquisition, Inc., W.P. (Paul) Buckthal, Daniel N. Carney, Cree Capital Investments, Ltd., Harold A. Cree, Richard E. Cree, the Richard J. Cree Rev. Trust, William R. Cree, Robert A. Geist, Daniel J. Taylor, and Irvin Wall.*
Exhibit (d)(3)	Employment Agreement, dated as of January 22, 2004, by and between TZ Acquisition, Inc. and Richard E. Cree.*
Exhibit (d)(4)	Employment Agreement, dated as of January 22, 2004, by and between TZ Acquisition, Inc. and John C. Poss.*
Exhibit (d)(5)	Employment Agreement, dated as of January 22, 2004, by and between TZ Acquisition, Inc. and Henry G. Schopfer III.*
Exhibit (d)(6)	Employment Agreement, dated as of January 22, 2004, by and between TZ Acquisition, Inc. and Thomas R. Meriam.*
Exhibit (d)(7)	Employment Agreement, dated as of January 22, 2004, by and between TZ Acquisition, Inc. and Wayne A. Johnson II.*

*	Previously filed.

TZ ACQUISITION, INC.

March 2, 2004

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